October 20, 2011

By Facsimile to 312-701-2361

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: First Trust Exchange-Traded Fund III
File Nos. 333-176976 and 811-22245

Dear Mr. Warren:

We have reviewed the registration statement on Form N-1A filed September 23, 2011, on behalf of First Trust Exchange-Traded Fund III (the "Trust") with respect to its initial series, First Trust Preferred Securities and Income ETF (the "Fund"). Our comments on this filing are set forth below.

Prospectus

Cover Page

1. The first sentence of narrative text on the cover page states that the Fund is a series of a registered management investment company. Please revise this sentence to make it clear that the unidentified investment company it refers to is the Trust, First Trust Exchange-Traded Fund III.

2. Please either remove the bank legend from the cover page or confirm to us supplementally that it is expected the Fund will be offered or sold through one or more insured depository institutions.

Example (p. 2)

3. If no payments may be made under the Fund's 12b-1 plan until at least three years after the effective date of the registration statement, please shorten the second sentence of the second paragraph to end immediately after the words "current levels."   If those payments may be made at least one year after the effective date of the registration statement, however, please insert the currently omitted date at the end of the second

sentence and calculate the figures in the Example assuming the fees will be charged after that date. In either case, please delete the entire third sentence of the second paragraph.

Principal Investment Strategies (p. 3)

4.   The Fund's 80% investment policy is described at the beginning of the first paragraph and states that it includes preferred securities and other securities with similar economic characteristics, including certain kinds of debt instruments.

(a)   Please condense and simplify the technical description of the kinds of debt instruments - including interest bearing notes, subordinated debentures, and more senior debt securities - in which the Fund expects to principally invest.

(b) Please briefly describe the economic characteristics of debt instruments in which the Fund intends to principally invest that are similar to preferred securities. The only relevant information currently disclosed in this section is a reference to "more senior debt securities that pay income and trade in a manner similar to preferred securities."

(c)   Please provide more detailed information about these different debt instruments and the extent to which the Fund expects to invest in them in the section entitled "Fund Investments – Debt Securities" at page 9 of the prospectus.

5. The prospectus states, in the second sentence of the second paragraph, that the Fund will invest at least 25% of its net assets in companies in the financial sector. Please revise this disclosure to state that the Fund will concentrate its investments in a particular industry or group of related industries. See Item 4(a) of Form N-1A. If the Fund takes the position that it will not concentrate its investments in an industry or group of industries, please provide a written legal analysis to fully explain and justify such a non-concentration policy.   See also Comment 17, below.

6. We have the following comments on the third paragraph of this section.

(a)   The first sentence states that the Fund will invest substantially all of its net assets in investment grade securities. Please confirm that it will be possible to do this with preferred securities.

(b)   Please summarize the detailed description of the credit quality of the Fund's investments.

7. Please move the last paragraph in this section, which discusses the Fund's "non-diversified" status, to the principal risk summary in the next section, beginning at page 4. See Item 4(b)(1)(iv), which requires this information to be included in the narrative risk disclosure. Also, please add disclosure to the risk summary that briefly describes the risks of investing in a non-diversified fund.

Principal Risks (p. 4)

8. Credit Risk/Liquidity Risk   Please reconcile the statements in the descriptions of both credit risk and liquidity risk that the Fund invests substantially in lower-quality debt with the Fund's principal strategy to invest substantially in investment grade securities.

9.   Small Fund Risk   Because it is not a risk, please delete the reference to a "positive impact" in the last sentence.

10. Cash Transactions Risk   Please provide us with a more detailed explanation of the decision to effect transactions in Creation Units mostly in cash, rather than in-kind, based on the nature of the Fund's investments.   What risk does this practice pose to investors trading individual shares of the Fund in the secondary market? Please also provide more details to explain why the Fund may be less tax efficient as a result.

Performance (p. 5)

11. Certain information appears to have been inadvertently omitted from the second sentence. Please revise as appropriate.

Fund Investments (p. 8)

12.   Please revise the discussion of preferred securities in the first section under this heading to relate it more closely to the discussion of preferred securities in the summary of the Fund's principal strategies. For example, the relevance of preferred securities issued by trusts or other special purpose entities described in the third paragraph of this section to the disclosure of preferred securities in the summary section is not clear.

Management of the Fund (p. 15)

13. Please revise the description of First Trust's responsibilities as the Fund's adviser and the description of Stonebridge's responsibilities as the Fund's sub-advisor, as appropriate, to clarify the different services to be provided by First Trust and Stonebridge, respectively.

14. Please include a brief description of the investment strategy used by Stonebrige to make investment decisions for the Fund's portfolio in the summary of its principal strategies on page 3 of the prospectus.

<u>Statement of Additional Information</u>

Table of Contents (p. ii)

15. The page numbers listed in the table of contents need to be verified for accuracy.

Investment Objective and Policies (p. 4)

16. The SAI recites as a fundamental policy, at page 4, that the Fund may not issue senior securities, except as permitted under the Investment Company Act of 1940. Please include disclosure in this section or elsewhere in the SAI, as appropriate, stating what the 1940 Act currently permits.

17. The SAI recites as a fundamental policy, at page 5, that the Fund will not concentrate its investments in any industry or group of industries. Please revise the statement of the Fund's concentration policy to be consistent with the disclosure of this policy in the prospectus. See Comment 5, above.

*   *   *

Your response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please so indicate in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position. Notwithstanding our comments, at the time the Trust requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filling;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, doe not relieve the Trust from its full responsibility for the adequacy and acccuracy of the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of this filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that the parties requesting acceleration are aware of their respective responsibilities. If our comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date pursuant to our delegated authority.

If you have any questions or concerns regarding these matters you would like to discuss, please feel free to call me directly at (202) 551-6968.

Sincerely yours,

H.R. Hallock, Jr.
Senior Counsel